Exhibit 99.2
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Paramount’s audited Consolidated Financial Statements for the year ended December 31, 2006 and Paramount’s audited Consolidated Financial Statements and MD&A for the year ended December 31, 2005. Information included in this MD&A and the Consolidated Financial Statements has been presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”), unless otherwise stated. The effect of significant differences between Canadian GAAP and United States GAAP is disclosed in Note 17 of the Consolidated Financial Statements.
This MD&A contains forward-looking statements, non-GAAP measures, and disclosures of barrels of oil equivalent volumes. Readers are referred to the advisories concerning such matters under the heading “Advisories” at the end of this MD&A.
This MD&A is dated March 16, 2007. Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.
Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas. Paramount’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada, and in Montana and North Dakota in the United States. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount’s core areas while maintaining a large inventory of undeveloped acreage, to focus on natural gas as a commodity, and to selectively enter into joint venture agreements for high risk/high return prospects. In addition, Paramount has spun-out three public entities: (i) Paramount Energy Trust in March, 2003; (ii) Trilogy Energy Trust in April, 2005; and (iii) MGM Energy Corp. in January, 2007.

Financial Results

		2006 vs		2005 vs
Year Ended December 31	2006	2005	2005	2004	2004

($ millions, except as noted)

Funds flow from operations(1)	171.6	(32%)	252.5	(14%)	294.4
per share — diluted ($/share)	2.53	(35%)	3.89	(19%)	4.82

Net earnings (loss)	(17.8)	72%	(63.9)	(255%)	41.2
per share — basic ($/share)	(0.26)	74%	(0.99)	(243%)	0.69
per share — diluted ($/share)	(0.26)	74%	(0.99)	(248%)	0.67

Earnings (loss) before discontinued operations	(17.8)	72%	(63.9)	(283%)	34.9
per share — basic ($/share)	(0.26)	74%	(0.99)	(271%)	0.58
per share — diluted ($/share)	(0.26)	74%	(0.99)	(274%)	0.57

Petroleum and natural gas sales
as reported	312.6	(35%)	482.7	(19%)	592.5
excluding Spinout Assets	312.6	(17%)	376.7	46%	258.8

Total assets	1,419.0	28%	1,111.5	(28%)	1,543

Long-term debt	508.8	44%	353.9	(23%)	459.1

Net debt(1)	593.4	38%	428.7	(5%)	451.0

(1)	Funds flow from operations and net debt are non-GAAP measures. Readers are referred to the advisories concerning non-GAAP measures under the heading “Advisories” at the end of this MD&A.

(2)	These values are presented in order to isolate the variance in the reported results relating to the “Spinout Assets” — properties that became owned by Trilogy Energy Trust effective April 1, 2005 — see “Trilogy Spinout” below.
Funds Flow From Operations
Paramount’s funds flow from operations decreased by 32 percent in 2006 to $171.6 million from $252.5 million in 2005. This decrease was primarily due to:
•	Lower revenue as a result of overall lower realized natural gas prices and lower natural gas sales volumes;

•	Lower cash flows as a result of properties being spun out to Trilogy Energy Trust effective April 1, 2005 — see “Trilogy Spinout” below; and

•	Higher costs, including operating expense, cash stock-based compensation payments, general and administrative expense, and interest expense.
These decreases were partially offset by:
•	Higher realized gains on financial forward commodity contracts and other items shown in the table below.

The following table summarizes the primary variances in funds flow from operations between fiscal 2005 and 2006:

	$ millions	% variance

2005 Funds Flow From Operations	252.5

Favourable (unfavourable) variance

Impact of Trilogy Spinout
Revenue	(106.0)
Royalties	25.3
Operating expense	16.1
Transportation expense	4.8

Total impact of Trilogy Spinout	(59.8)	(24)
Volume variance — natural gas	(30.9)	(12)
Volume variance — oil and NGLs	9.7	4
Price variance — natural gas	(44.5)	(18)
Price variance — oil and NGLs	1.5	1
Realized gain on financial instruments	54.2	21
Royalties	18.0	7
Operating expense	(12.2)	(5)
Transportation expense	5.6	2
Exploration	0.7	—
General and administrative expense	(9.8)	(4)
Stock-based compensation expense	(8.0)	(3)
Interest expense	(6.6)	(3)
Taxes	8.1	3
Distributions from equity investments	(6.4)	(3)
Other	(0.5)	—

Total variance	(80.9)	(32)

2006 Funds Flow From Operations	171.6

Paramount’s funds flow from operations decreased by 14 percent in 2005 to $252.5 million from $294.4 million in 2004. This decrease was primarily due to:
•	Lower cash flows as a result of properties being spun out to Trilogy Energy Trust effective April 1, 2005 ($131.6 million impact);

•	Higher costs, including royalties, operating expenses, and cash stock-based compensation payments ($60.2 million impact); and

•	Higher realized losses on financial forward commodity contracts ($11.4 million impact).
These decreases were partially offset by:
•	Increases in revenue from Paramount’s remaining properties as a result of increased volumes and prices ($118.0 million impact); and

•	Distributions received from Paramount’s equity investees, including Trilogy Energy Trust ($45.1 million impact).

Net Earnings (Loss)
Paramount’s net earnings increased by 72 percent in 2006 to a net loss of $17.8 million from a net loss of $63.9 million in 2005. In addition to the changes highlighted in the funds flow table above, the increase in net earnings is primarily due to:
•	Higher income from equity investments, which includes dilution gains totalling $129.7 million;

•	Lower non-cash stock based compensation expense;

•	Lower premium on redemption of US debt; and

•	Increases in unrealized gains on financial instruments in 2006 as compared to unrealized losses on financial instruments in 2005 and other items shown in the table below.
These changes were partially offset by:
•	A higher write-down of petroleum and natural gas properties as a result of year-end impairment tests and other items shown in the table below.
The following table summarizes the primary variances in net earnings (loss) between fiscal 2005 and 2006.

	$ millions	% variance

2005 Net Loss	(63.9)	—
Favourable (unfavourable) variance

Impact of variances in funds flow from operations	(80.8)	(126)
Unrealized gain (loss) on financial instruments	51.3	80
Stock-based compensation — non cash portion	76.1	119
Depletion, depreciation and accretion	28.3	44
Exploration	(2.8)	(4)
Dry hole	11.4	18
(Gain) loss on sale of property, plant and equipment	(6.6)	(10)
Write-down of petroleum and natural gas properties	(168.9)	(264)
Unrealized foreign exchange gain (loss)	(18.3)	(29)
Premium on redemption of US debt	53.1	83
Provision for doubtful accounts	(9.3)	(15)
Future income tax (recovery) expense	1.1	2
Income from equity investments and other	111.5	174

Total variance	46.1	72

2006 Net Loss	(17.8)

Paramount’s net earnings decreased by 255% in 2005 to a net loss of $63.9 million from net earnings of $41.2 million in 2004. In addition to the changes in funds flow from operations discussed above, the decrease was primarily due to:
•	Increases in unrealized losses on financial instruments in 2004 as compared to unrealized gains on financial instruments in 2005 ($43.0 million impact);

•	A premium being paid on redemption of US Senior Notes in 2005 which was charged to earnings ($41.0 million impact);

•	Increases in unrealized foreign exchange losses, primarily related to US dollar denominated indebtedness ($23.0 million impact);

•	Increased dry hole expense ($20.0 million impact);

•	Increased write-downs of petroleum and natural gas properties ($15.0 million impact); and

•	Higher non-cash stock-based compensation expense ($13.0 million impact).
These decreases were partially offset by:
•	A lower provision for income taxes ($91.0 million impact); and

•	A lower provision for depletion, depreciation and accretion, primarily as a result of the Trilogy Spinout ($14.0 million impact).

Results of Operations
Revenue

	Three Months Ended			Year Ended Dec 31
($ millions)	Dec 31/06	Sep 30/06	% change	2006	2005		% change

Natural gas sales	52.3	53.0	(1)	228.3	385.2		(41)
Oil and NGLs sales	20.8	24.9	(16)	84.3	97.5		(14)

Total	73.1	77.9	(6)	312.6	482.7	(1)	(35)

(1)	Includes revenue related to the Spinout Assets of $106.0 million — see “Trilogy Spinout” below.
Revenue from natural gas, oil and NGLs sales in 2006 was $312.6 million, down 35 percent from 2005 due to the impact of the Trilogy Spinout which was effective April 1, 2005 (see “Trilogy Spinout” below), lower natural gas sales volumes and lower realized natural gas prices.
The following table shows the impact of the Trilogy Spinout and changes in prices and volumes on petroleum and natural gas sales revenue for the year ended December 31, 2006:

($ millions)	Natural gas	Oil and NGLs	Total

Year ended December 31, 2005	385.2	97.5	482.7
Effect of April 1, 2005 Trilogy Spinout	(81.6)	(24.4)	(106.0)
Effect of changes in product prices	(44.4)	1.5	(42.9)
Effect of changes in sales volumes	(30.9)	9.7	(21.2)

Year ended December 31, 2006	228.3	84.3	312.6

Trilogy Spinout
On April 1, 2005, Paramount completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta) and other transactions, resulting in the creation of Trilogy Energy Trust (“Trilogy”) as a new publicly-traded energy trust (the “Trilogy Spinout”). Through the Trilogy Spinout, certain properties owned by Paramount located in the Kaybob and Marten Creek areas of Alberta, producing approximately 25,100 Boe/d at the time of the Trilogy Spinout, and three natural gas plants operated by Paramount were sold to Trilogy (the “Spinout Assets”). Through the Trilogy Spinout, Trilogy (i) became the indirect owner of the Spinout Assets, (ii) issued 79,133,395 trust units and (iii) paid approximately $220 million in cash to, and assumed $15 million of debt from, Paramount. Paramount retained 19 percent of the trust units issued, with Paramount’s shareholders receiving the remaining 81 percent of the trust units issued. Paramount’s Consolidated Financial Statements for the year ended December 31, 2005 include the results of operations and cash flows of the Spinout Assets to March 31, 2005. Daily production for the Spinout Assets represented approximately 60 percent of Paramount’s aggregate daily production as of the time of the Trilogy Spinout, based on average daily production rates for the quarter ended March 31, 2005.

The following table shows Paramount’s reported results for the year ended December 31, 2005, separating the results of the Spinout Assets from Paramount’s other properties and assets (the “PRL Props”):

	2005
	Spinout Assets	PRL Props	Reported

Sales Volumes
Natural gas (MMcf/d)	29.9	92.7	122.6
Oil and NGLs (Bbl/d)	1,221	3,231	4,452

Combined (Boe/d)	6,212	18,676	24,888

Average Price
Natural gas ($/Mcf)	7.46	8.98	8.61
Oil and NGLs ($/Bbl)	54.77	61.98	60.01

Operating Netback
($ millions)
Revenue(1)
Natural gas sales	81.6	303.6	385.2
Oil and NGLs sales	24.4	73.1	97.5

Total revenue	106.0	376.7	482.7

Royalties	25.3	66.0	91.2
Operating expense	16.1	59.7	75.9
Transportation	4.8	19.7	24.6

Operating netback	59.8	231.3	291.0

(1)	Excludes gain/loss on financial instruments.
Sales Volumes

	Three Months Ended			Year Ended Dec 31
	Dec 31/06	Sep 30/06	% change	2006	2005		% change

Natural gas (MMcf/d)	79.0	81.4	(3)	81.6	122.6		(33)
Oil and NGLs (Bbl/d)	3,937	3,901	1	3,653	4,452		(18)

Total (Boe/d)	17,104	17,471	(2)	17,256	24,888	(1)	(31)

(1)	Includes sales volumes related to the Spinout Assets of 6,212 Boe/d — See “Trilogy Spinout” above.
Average daily natural gas sales volumes decreased 33 percent to 81.6 MMcf/d in 2006 compared to 122.6 MMcf/d in 2005, primarily as a result of the Trilogy Spinout. Excluding production from the Spinout Assets, 2005 average daily natural gas sales volumes were 92.7 MMcf/d. The remaining decrease in sales volumes in 2006 of 11.1 MMcf/d resulted primarily from declines in daily sales volumes in the Northwest Territories / Northeast British Columbia Corporate Operating Unit, mainly at Liard and Liard West. These declines more than offset increases in daily natural gas sales volumes from the Kaybob and Southern Corporate Operating Units.
Average daily crude oil and NGLs sales volumes decreased 18 percent to 3,653 Bbl/d in 2006 compared to 4,452 Bbl/d in 2005, primarily as a result of the Trilogy Spinout. Excluding production from the Spinout Assets, 2005 average daily crude oil and NGLs sales volumes were 3,231 Bbl/d. New field discoveries in the Grande Prairie Corporate Operating Unit and increased NGLs sales from the Northwest Alberta / Cameron Hills Corporate Operating Unit were the primary reasons for the increase of 422 Bbl/d when comparing 2006 average annual daily sales volumes to 2005 average annual daily sales volumes (excluding the results of the Spinout Assets).

The following table provides a comparison of average daily sales volumes by corporate operating unit, between 2006 and 2005:

	2006			2005			Change
	Natural	Oil and		Natural	Oil and		Natural	Oil and
	Gas	NGLs	Total	Gas	NGLs	Total	Gas	NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob(1)	15.3	456	2,999	13.0	474	2,635	2.3	(18)	364
Grande Prairie(1)	15.0	678	3,180	16.8	393	3,186	(1.8)	285	(6)
NW Alberta / Cameron Hills	22.4	1,063	4,798	24.7	868	4,976	(2.3)	195	(178)
Northwest Territories / NEBC	11.3	25	1,916	23.3	14	3,892	(12.0)	11	(1,976)
Southern	15.2	1,426	3,962	12.9	1,469	3,622	2.3	(43)	340
Northeast Alberta	2.4	5	401	2.0	13	365	0.4	(8)	36

	81.6	3,653	17,256	92.7	3,231	18,676	(11.1)	422	(1,420)
Spinout Assets	—	—	—	29.9	1,221	6,212	(29.9)	(1,221)	(6,212)

Total	81.6	3,653	17,256	122.6	4,452	24,888	(41.0)	(799)	(7,632)

(1)	Excludes daily production from the Spinout Assets.
Paramount’s 2006 exit production was approximately 18,800 Boe/d, 14 percent lower than guidance of 21,900 Boe/d provided in the third quarter 2006 MD&A; primarily due to delays in bringing on production that was anticipated to be added by December 31, 2006 in the Kaybob Corporate Operating Unit, and operational issues that resulted in wells in the Grande Prairie and Northwest Territories / Northeast British Columbia Corporate Operating Units not being on production at year-end as originally anticipated.
Fourth quarter 2006 average daily natural gas sales volumes decreased three percent to 79.0 MMcf/d compared to 81.4 MMcf/d in the third quarter of 2006, as increases in daily sales volumes in the Kaybob and Grande Prairie Corporate Operating Units were more than offset by decreases in daily sales volumes in other corporate operating units, primarily the Northwest Alberta / Cameron Hills Corporate Operating Unit. During December 2006, a total of 5.2 MMcf/d of incremental production was brought on from wells at Chain, Musreau, Resthaven, Cutbank and Smoky.
Fourth quarter 2006 average daily oil and natural gas liquids sales volumes increased one percent to 3,937 Bbl/d compared to 3,901 Bbl/d in the third quarter of 2006, as increases in daily sales volumes in the Kaybob and Grande Prairie Corporate Operating Units were offset by decreases in daily sales volumes in other corporate operating units, primarily in the Northwest Alberta / Cameron Hills Corporate Operating Unit.

The following table provides a comparison of average daily sales volumes by corporate operating unit between the fourth quarter of 2006 and the third quarter of 2006:

	Q4 2006			Q3 2006			Change
	Natural	Oil and		Natural	Oil and		Natural	Oil and
	Gas	NGLs	Total	Gas	NGLs	Total	Gas	NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	17.9	540	3,517	15.6	412	3,022	2.3	128	495
Grande Prairie	16.2	1,081	3,787	13.8	699	2,995	2.4	382	792
NW Alberta / Cameron Hills	17.3	904	3,785	24.3	1,327	5,376	(7.0)	(423)	(1,591)
Northwest Territories / NEBC	10.7	17	1,807	11.0	43	1,874	(0.3)	(26)	(67)
Southern	14.5	1,390	3,809	14.8	1,419	3,882	(0.3)	(29)	(73)
Northeast Alberta	2.4	5	399	1.9	1	322	0.5	4	77

Total	79.0	3,937	17,104	81.4	3,901	17,471	(2.4)	36	(367)

Commodity Prices
The table below shows key commodity price benchmarks and foreign exchange rates:

	Three Months Ended			Year Ended Dec 31
	Dec 31/06	Sep 30/06	% Change	2006	2005	% Change

Natural Gas
New York Mercantile Exchange (Henry Hub Close) monthly average (US$/MMbtu)	6.55	6.58	—	7.22	8.62	(16)

AECO monthly average:

Cdn$/GJ	6.03	5.72	5	6.62	8.04	(18)

US$/MMbtu	5.61	5.40	4	6.16	7.01	(12)

Crude Oil
West Texas Intermediate monthly average (US$/Bbl)	60.22	70.55	(15)	66.25	56.29	18

Edmonton par monthly average (Cdn$/Bbl)	65.14	79.75	(18)	73.34	69.19	6

Foreign Exchange

Canadian Dollar — US Dollar Exchange Rate Monthly average with Company’s banker (Cdn$/1 US$)	1.14	1.12	2	1.13	1.21	(7)
Crude oil prices reached record highs in 2006 with West Texas Intermediate (“WTI”) averaging US$66.25/Bbl during the year, 18 percent higher than the WTI average in 2005. Natural gas prices declined from 2005 levels with New York Mercantile Exchange (“NYMEX”) gas averaging US$7.22/MMbtu for the year, 16 percent lower than the NYMEX average in 2005. Continued strong demand and concerns around supply disruptions and political instability in major oil producing countries contributed to the increase for crude oil. Higher levels of natural gas inventories and warmer than average winter temperatures contributed to the decrease for natural gas. During 2006, there was significant volatility in both crude oil and natural gas prices.

Average Realized Prices

	Three Months Ended			Year Ended Dec 31
	Dec 31/06	Sep 30/06	% change	2006	2005	% change

Natural gas ($/Mcf)	7.20	7.07	2	7.66	8.61	(11)
Oil and NGLs ($/Bbl)	57.47	69.32	(17)	63.27	60.01	5

Total ($/Boe)	46.48	48.44	(4)	49.63	53.13	(7)

Paramount’s average realized natural gas price for 2006, before realized gains on financial instruments, decreased 11 percent to $7.66/Mcf compared to $8.61/Mcf in 2005. Paramount’s average realized natural gas price for the fourth quarter of 2006, before realized gains on financial instruments, increased two percent to $7.20/Mcf compared to $7.07/Mcf in the third quarter of 2006. Paramount’s average realized gas price is based on prices received at the various markets in which it sells natural gas. Paramount’s natural gas sales portfolio primarily consists of sales priced at the Alberta spot market, eastern Canadian markets, California markets and a portion to aggregators.
Paramount’s average realized oil and NGLs price for 2006, before realized gains on financial instruments, increased five percent to $63.27/Bbl as compared to $60.01/Bbl in 2005. Paramount’s average realized oil and NGLs price for the fourth quarter of 2006, before realized gains on financial instruments, decreased 17 percent to $57.47/Bbl compared to $69.32/Bbl in the third quarter of 2006. Paramount’s Canadian oil and NGLs sales portfolio primarily consists of lease sales priced in Edmonton, adjusted for transportation and quality differentials. Paramount’s U.S. oil and NGLs sales portfolio is sold at the lease with differentials negotiated relative to West Texas Intermediate.
Risk Management
Paramount’s financial success is dependent upon the discovery, development and production of petroleum and natural gas reserves and the economic environment that creates a demand for petroleum and natural gas. Paramount’s ability to execute its strategy is dependent on the amount of cash flow that can be generated and reinvested into its capital program. To protect cash flow against commodity price volatility, Paramount will, from time to time, enter into financial and/or physical commodity price hedges. Any such hedging transactions are restricted for periods of one year or less and the aggregate of volumes under such hedging transactions are limited to a cumulative maximum of 50 percent of Paramount’s forecast production for the duration of the relevant period, determined on a barrel of oil equivalent basis. To protect cash flow against currency and interest rate volatility, Paramount will, from time to time, enter into financial hedges.
Paramount’s outstanding forward financial contracts are set out in the Consolidated Financial Statements in Note 11 — Financial Instruments and Note 15 — Subsequent Events. Paramount has chosen not to designate any of the financial forward contacts as hedges. As a result, such instruments are recorded using the mark-to-market method of accounting whereby instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in the fair value recognized in net earnings. The impact of any fixed price physical sales contracts are reflected in petroleum and natural gas sales.

The realized and unrealized gain (loss) on financial instruments, including financial forward commodity contracts and the foreign exchange collar reflected in the Consolidated Financial Statements are as follows:

	Three Months Ended			Year Ended Dec 31
($ millions, except as noted)	Dec 31/06	Sep 30/06	% Change	2006	2005	% Change

Realized gain (loss) on financial instruments	10.2	2.6	292	42.2	(12.1)	449

Unrealized gain (loss) on financial instruments	(1.7)	21.6	(108)	27.4	(24.0)	214

Total gain (loss) on financial instruments	8.5	24.2	(65)	69.6	(36.1)	292

Realized gain (loss) on financial instruments ($/Boe)	6.48	1.65	293	6.70	(1.33)	604
Unrealized gain (loss) on financial instruments ($/Boe)	(1.08)	13.43	(108)	4.35	(2.64)	265

Total gain (loss) on financial instruments ($/Boe)	5.40	15.08	(64)	11.05	(3.97)	378

Royalties

	Three Months Ended			Year Ended Dec 31
($ millions, except as noted)	Dec 31/06	Sep 30/06	% change	2006	2005		% change

Natural gas	5.7	5.0	14	32.7	73.4		(55)
Oil and NGLs	6.2	4.5	38	15.3	17.8		(14)

Total	11.9	9.5	25	48.0	91.2	(1)	(47)

$/Boe	7.54	5.94	27	7.62	10.04		(24)
Royalty rate (%)	17.3	12.9	34	16.1	18.9		(15)

(1)	Includes royalties related to the Spinout Assets of $25.3 million — See “Trilogy Spinout” above.
Royalties decreased 47 percent to $48.0 million in 2006 compared to $91.2 million in 2005, primarily as a result of the Trilogy Spinout and decreases in Paramount’s royalty rates. Excluding the results of the Spinout Assets, 2005 royalties were $65.9 million and the 2005 royalty rate was 17.5 percent. The 2006 royalty rate decreased to 16.1 percent from 17.5 percent in 2005, excluding the results of the Spinout Assets, primarily as a result of: (i) the impact of crown royalty holidays in the Kaybob Corporate Operating Unit; and (ii) the impact of immediate deductions of operating and capital costs for royalty purposes on frontier lands in the Northwest Territories.
The following table shows the impact of the Trilogy Spinout and the impact of changes in revenue and royalty rates on royalties’ expense for the year ended December 31, 2006.

($ millions)	Total

Year ended December 31, 2005	91.2
Effect of Trilogy Spinout	(25.3)
Effect of changes in revenue	(3.9)
Effect of changes in royalty rates	(14.0)

Year ended December 31, 2006	48.0

Fourth quarter royalties increased 25 percent to $11.9 million compared to $9.5 million in the third quarter of 2006, primarily as a result of higher royalty rates, mainly in the Northwest Alberta Corporate Operating Unit.

Operating Expense

	Three Months Ended			Year Ended Dec 31
($ millions, except as noted)	Dec 31/06	Sep 30/06	% change	2006	2005		% change

Operating expense	16.1	19.0	(15)	71.9	75.9	(1)	(5)
$ / Boe	10.22	11.85	(14)	11.42	8.35		37

(1)	Includes operating expenses related to the Spinout Assets of $16.1 million — see “Trilogy Spinout” above.
Operating expenses decreased five percent to $71.9 million in 2006 compared to $75.9 million in 2005 primarily as a result of the Trilogy Spinout. Excluding operating expenses from the Spinout Assets, 2005 operating expenses were $59.7 million. General increases in the costs of goods and services, combined with an increased level of maintenance activities in 2006 were the primary reasons for the increase of $12.2 million when comparing 2006 operating expenses to 2005 operating expenses, excluding the results of the Spinout Assets.
Fourth quarter operating expenses decreased 15 percent to $16.1 million compared to $19.0 million in the third quarter of 2006, primarily as a result of less workover and maintenance work being performed in the fourth quarter relative to the third quarter.
Transportation Expense

	Three Months Ended			Year Ended Dec 31
($ millions, except as noted)	Dec 31/06	Sep 30/06	% change	2006	2005		% change

Transportation expense	3.4	3.7	(8)	14.2	24.6	(1)	(42)
$ / Boe	2.15	2.28	(6)	2.25	2.70		(17)

(1)	Includes transportation expenses related to the Spinout Assets of $4.8 million — See “ Trilogy Spinout” above.
Transportation expense decreased 42 percent to $14.2 million in 2006 compared to $24.6 in 2005, primarily as a result of the Trilogy Spinout and the termination of a fixed price transportation commitment in the fourth quarter of 2005.
Fourth quarter 2006 transportation expense decreased 8 percent to $3.4 million compared to $3.7 million in the third quarter of 2006. On a sales-unit basis, fourth quarter transportation expense was relatively consist with third quarter transportation expense.

Netbacks
The following table shows Paramount’s reported netbacks by product type for 2006 and 2005:

	2006	2005

	Reported	Reported
Produced gas ($/Mcf)
Revenue (1)	7.25	8.08
Royalties	1.10	1.64
Operating expenses	1.93	1.38

Netback excluding realized financial instruments	4.22	5.06
Realized gain (loss) on financial instruments — natural gas	1.45	(0.16)

Netback including realized gain (loss) on financial instruments	5.67	4.90

Conventional oil ($/Bbl)
Revenue (1)	62.23	61.57
Royalties	9.80	9.64
Operating expenses	10.71	9.23

Netback excluding realized financial instruments	41.72	42.70
Realized loss on financial instruments — crude oil	(1.12)	(4.31)

Netback including realized loss on financial instruments	40.60	38.39

Natural gas liquids ($/Bbl)
Revenue (1)	60.25	54.51
Royalties	16.86	14.09
Operating expenses	10.72	7.15

Netback	32.67	33.27

All products ($/Boe)
Revenue (1)	47.38	50.43
Royalties	7.62	10.04
Operating expenses	11.42	8.35

Netback excluding realized financial instruments	28.34	32.04
Realized gain (loss) on financial instruments	6.70	(1.33)

Netback including realized gain (loss) on financial instruments	35.04	30.71

(1)	Revenue is presented net of transportation costs and does not include gain / loss on financial instruments.

Funds Flow Netback per Boe (3)

($/Boe)	2006	2005	% Change

Netback excluding realized financial instruments	$28.34	$32.04	(12)

Realized gain (loss) on financial instruments	6.70	(1.33)	604
Realized foreign exchange gain	0.01	—	—
Gain on sale of investments	0.20	0.65	(69)
General and administrative expense	(4.98)	(2.27)	(119)
Stock-based compensation expense(1)	(2.90)	(1.12)	(159)
Interest (2)	(5.26)	(2.95)	(78)
Lease rentals	(0.39)	(0.35)	(11)
Asset retirement obligation expenditures	(0.12)	(0.11)	(9)
Distributions from equity investments	5.92	4.31	37
Current and Large Corporations Tax	(0.27)	(1.07)	75

Funds flow netback ($/Boe) (3)	$27.25	$27.80	(2)

(1)	Excluding non-cash stock-based compensation expense.

(2)	Excluding non-cash interest expense.

(3)	Funds flow netback is a non-GAAP measure and is equal to funds flow from operations divided by Boe production for the relevant period.
Other Operating Items
General and Administrative Expense

	2006	2005	% Change

$ millions	31.4	21.5	46
General and administrative expense increased 46 percent to $31.4 million in 2006 compared to $21.5 million in 2005. This increase is primarily the result of increased staff levels and compensation costs, and decreased recoveries from Trilogy Energy Trust as a result of decreases in the extent to which Paramount provides services under the services agreement with Trilogy — see “Related Party Transactions” below.
Stock-Based Compensation Expense

	2006	2005	% Change

$ millions	(3.4)	64.6	105
Paramount uses the intrinsic value method to recognize compensation expense associated with outstanding stock options. In applying this method, a liability is accrued over the vesting period of the options, based on the difference between the exercise price of the options and the market price or fair value of the underlying securities. The liability is revalued at the end of each reporting period to reflect changes in the market price or fair value of the underlying securities and the passage of time, with the net change being recognized in earnings as stock based compensation expense. See “Stock-based Compensation Liability” below for further details concerning liabilities related to Paramount’s stock options.

Paramount recorded a stock-based compensation recovery of $3.4 million in 2006 compared to stock-based compensation expense of $64.6 million in 2005. The 2006 stock-based compensation recovery primarily resulted from decreases in the market price of Paramount’s class A common shares (each a “Common Share”) and the units of Trilogy Energy Trust in 2006 relative to 2005 year-end prices of such securities.
Depletion, Depreciation and Accretion Expense

	2006	2005	% Change

$ millions	156.2	184.5	(15)
$/Boe	24.80	20.30	22
Depletion, depreciation and accretion expense (“DD&A expense”) decreased 15 percent to $156.2 million in 2006 compared to $184.5 million in 2005, primarily as a result of the impact of the Trilogy Spinout. In 2005, DD&A expense related to the Spinout Assets totalled $30.2 million.
On a sales-unit basis, DD&A expense for 2006 was $24.80 per Boe compared to $20.30 per Boe for 2005. The per Boe DD&A expense rate for 2006 increased 22%, primarily as a result of higher costs of finding and developing reserves relative to prior years.
Exploration Expense

	2006	2005	% Change

$ millions	17.8	15.7	13
Exploration expense consists of geological and geophysical costs, seismic, and lease rentals expenses. These costs are expensed as incurred under the successful efforts method of accounting. Exploration expense increased 13 percent to $17.8 million in 2006 compared to $15.7 million in 2005.
Dry Hole Expense

	2006	2005	% Change

$ millions	33.5	44.9	(25)
Under the successful efforts method of accounting, the costs of drilling exploratory wells are initially capitalized. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole expense in the year such determination is made. Costs of exploratory wells remain capitalized as non-depleted capital when a well has found a sufficient quantity of reserves to justify its completion as a producing well and sufficient progress is being made to assess the reserves and the economic and operating viability of the well. As of December 31, 2006, $157.8 million of costs relating to exploration wells were included in non-depleted capital and not subject to depletion, depreciation and accretion pending final determination.
Dry hole expense decreased 25 percent to $33.5 million in 2006 compared to $44.9 million in 2005. Previous year’s non-depleted capital with a carrying value of $12.2 million was written off as dry hole expense in 2006. Dry hole expense in 2006 related primarily to wells drilled in Alberta and the Northwest Territories.

Write-Down of Petroleum and Natural Gas Properties

	2006	2005	% Change

$ millions	183.8	14.9	1,134
Under the successful efforts method of accounting, producing areas and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. Any impairment loss is the difference between the carrying value of the asset and its fair value. Fair value is calculated as the present value of estimated expected future cash flows from proved and probable reserves.
Write-downs of petroleum and natural gas properties totalled $183.8 million in 2006 because of impairment tests being performed on our properties based on our December 31, 2006 reserves report. The 2006 write-down was primarily a result of negative revisions to proved and probable reserves, lower forecasted commodity prices and higher costs of finding and developing reserves. The most significant write-down in 2006 is related to the carrying value of properties in the Northwest Territories / Northeast British Columbia Corporate Operating Unit, where there were significant negative revisions to proved and probable reserves. The carrying values of properties within other corporate operating units were also written down.
Interest Expense

	2006	2005	% Change

$ millions	33.9	27.4	24
Interest expense increased by 24 percent to $33.9 million in 2006 compared to $27.4 million in 2005, reflecting increased average debt levels, including the addition of Paramount’s US$150 million Term Loan B Facility in the third quarter of 2006.
Foreign Exchange Loss (Gain)

	2006	2005	% Change

$ millions	9.8	(8.5)	216
Paramount recorded a foreign exchange loss of $9.8 million in 2006 compared to a foreign exchange gain of $8.5 million in 2005. The 2006 loss of $9.8 million is a result of unrealized foreign exchange losses related to US dollar denominated debt. During 2005, Paramount realized a foreign exchange gain of $14.3 million on redemption of two previously outstanding series of US Senior Notes, which offset accrued unrealized foreign exchange losses of $5.8 million, primarily relating to the 8 1/2 percent US Senior Notes.
Provision for Doubtful Accounts

	2006	2005	% Change

$ millions	9.3	—	—
Paramount recorded a provision for doubtful accounts of $9.3 million in 2006, primarily related to amounts due from joint venture partners that have filed for protection under the Companies’ Creditors Arrangement Act. At this time Paramount is unable to determine the amounts that will ultimately be realized from such partners.

Income from Equity Investments and Other

	2006	2005	% Change

$ millions	154.4	49.9	209
Income from equity investments and other (“Equity Earnings”) is comprised of equity income, equity losses, and dilution gains associated with Paramount’s equity investments, as well as gains on sale of other investments. Equity Earnings increased 209 percent to $154.4 million in 2006 compared to $49.9 million in 2005, primarily due to increased dilution gains associated with Paramount’s equity investment in North American Oil Sands Corporation (“North American”). During the second quarter of 2006, Paramount completed a transaction with North American, exchanging Paramount’s 50 percent interest in certain oil sands assets in Northeast Alberta, for approximately 50 percent of the then outstanding shares of North American. In 2006, both Trilogy and North American issued additional units and shares, respectively to third parties. Paramount recorded aggregate dilution gains of $129.7 million in 2006, $111.3 million of which related to North American. During 2005, Paramount recorded dilution gains totalling $21.9 million relating to its interest in Trilogy.
Income and Other Tax Expense (Recovery)

($millions)	2006	2005	% Change

Current and large corporation tax expense	1.7	9.8	(83)
Future income tax expense (recovery)	(51.8)	(50.6)	2

Income and other tax expense (recovery)	(50.1)	(40.8)	23

Current and large corporation tax expense decreased 83 percent to $1.7 million in 2006 compared to $9.8 million in 2005. The future income tax recovery increased 2 percent to $51.8 million in 2006 compared to a recovery of $50.6 million in 2005.
The determination of Paramount’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. While income tax filings are subject to audits and potential reassessments, management believes adequate provision has been made for all income tax obligations. However, changes in interpretations or judgments may result in an increase or decrease in the Company’s income tax provision in the future.
Paramount records future tax assets and liabilities to account for the expected future tax consequences of events that have been recorded in its consolidated financial statements and its tax returns. These amounts are estimates; the actual tax consequences may differ from the estimates due to changing tax rates and regimes, as well as changing estimates of cash flows and capital expenditures in current and future periods. We periodically assess whether our future tax assets are realizable. If Paramount concludes that it is more likely than not that some portion or all of any future tax assets will not be realized, the tax asset will be reduced by a valuation allowance.

Capital Expenditures

			Change
($ millions) (2)	2006	2005	$	%

Land(1)	35.7	50.0	(14.3)	(29)
Geological and geophysical(1)	9.7	12.5	(2.8)	(22)
Drilling and completions(1)	264.0	248.1	15.9	6
Production equipment and facilities(1)	121.0	87.0	34.0	39

Exploration and development expenditures(1)	430.5	397.6	32.9	8
Property acquisitions(1)	15.8	13.6	2.2	16
Proceeds on property dispositions(1)	(7.2)	(10.6)	3.4	32
Other	26.0	1.5	24.5	1,633

Net capital expenditures on assets retained by Paramount(1)	465.1	402.2	62.9	16
Development expenditures on assets sold to North American	32.6	10.7	21.9	205
Acquisition of property sold to North American	23.9	10.5	13.4	128

Net capital expenditures	521.6	423.3	98.3	23

(1)	Excluding net expenditures related to the oil sands interests sold to North American — see below.

(2)	Columns may not add due to rounding.
During 2006, exploration and development expenditures, excluding capital expenditures related to the oil sands interests sold to North American, totalled $430.5 million as compared to $397.6 million in 2005. The increase in the 2006 capital expenditure program was primarily due to increased drilling activity in the Kaybob and Southern Corporate Operating Units. Increased facility expenditures were also incurred in the Kaybob Corporate Operating Unit to build gas plants, field compression, and gas gathering systems to accommodate new production from tie-ins completed in 2006 and additional tie-ins expected to take place in 2007.
During the first quarter of 2006, expenditures of $56.5 million were incurred to develop oil sands assets that were subsequently transferred to North American; $23.9 million was incurred on seismic, drilling and facilities construction; and $32.6 million was incurred to acquire a property which was subsequently sold to North American.
In April 2006, Paramount closed a transaction whereby it vended its interest in certain oil sands properties and other assets to North American for approximately 50 percent of the then outstanding common shares of North American and aggregate cash consideration of approximately $17.5 million. The transaction was measured at the carrying value of the properties transferred of $63.1 million, including a deferred credit of $6.5 million. In association with the transaction, a gain of approximately $1.2 million was recorded representing the reduction in Paramount’s economic interest following the transaction. The remainder of the cash consideration was recognized as a return of Paramount’s investment in North American. As at December 31, 2006, the estimated fair value of Paramount’s investment in North American was approximately $409.5 million, based on the price per North American share received in respect of the most recent private placements completed by North American in late 2006.
In the first quarter of 2007, Paramount plans to spend approximately $20.0 million to drill 43 additional oil sands evaluation wells (at an approximate cost of $0.3 million per evaluation well) and acquire five square miles of 3D seismic in its 100 percent owned Surmont leases. Paramount has commenced front end engineering design on an initial 10 MBbl/d oil sands development project for this area, with potential steam injection as early as 2010.

A comparison of the number of wells drilled for the past three years is as follows:

(wells drilled)	2006		2005		2004
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

Gas	235	147	273	139	229	145
Oil	20	10	18	9	12	10
Oil sands evaluation	124	62	35	14	17	17
D&A	19	12	15	10	13	8

Total	398	231	341	172	271	180

(1)	“Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest that may be converted to a working interest.

(2)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest.

Quarterly Information

	2006				2005
($ millions, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Funds flow from operations(1)	26.1	37.3	65.8	42.4	48.9	50.5	53.2	100.0
per share — diluted ($/share)	0.38	0.54	0.95	0.63	0.72	0.77	0.81	1.54

Net earnings (loss)	(159.6)	22.2	111.9	7.8	37.8	(69.1)	12.9	(45.6)
per share — basic ($/share)	(2.32)	0.33	1.65	0.12	0.57	(1.05)	0.20	(0.72)
per share — diluted ($/share)	(2.32)	0.32	1.61	0.12	0.56	(1.05)	0.20	(0.72)

Petroleum and natural gas sales	73.1	77.9	73.7	87.9	115.1	99.2	91.8	176.5

Quarterly sales volumes
Natural gas (MMcf/d)	79.0	81.4	83.2	82.9	92.7	98.8	97.7	202.7
Oil and NGLs (Bbl/d)	3,937	3,901	3,423	3,339	3,383	3,158	3,407	7,925
Total (BOE/d)	17,104	17,471	17,297	17,152	18,837	19,624	19,685	41,714

Quarterly average realized price
Natural gas ($/Mcf)	7.20	7.07	6.98	9.39	11.24	8.80	8.20	7.47
Oil and NGLs ($/Bbl)	57.47	69.32	66.79	59.39	61.74	65.95	61.16	56.33

(1)	Funds flow from operations is a non-GAAP measure. Readers are referred to the advisories concerning non-GAAP measures under the heading “Advisories” at the end of this MD&A.
The following discussion highlights some of the more significant factors that impacted petroleum and natural gas sales revenue and net earnings (loss) in the eight most recently completed quarters:
During the fourth quarter of 2006, petroleum and natural gas sales revenue decreased by $4.7 million from the prior quarter, primarily as a result of decreased realized Oil & NGL’s sales prices. Net earnings for the quarter decreased by $181.8 million from the prior quarter, primarily as a result of a write-down of petroleum and natural gas properties of $182.5 million, higher expenses, including non-cash general and administrative expense, depletion and depreciation, and foreign exchange losses.
During the third quarter of 2006, petroleum and natural gas sales revenue increased by $4.2 million from the prior quarter, primarily as a result of increased oil and NGLs sales volumes. Net earnings for the quarter decreased by $89.7 million from the prior quarter, as higher petroleum and natural gas sales revenue, higher gains on financial instruments and lower stock-based compensation expense were more than offset by a larger foreign exchange loss and lower dilution gains.
During the second quarter of 2006, petroleum and natural gas sales revenue decreased by $14.2 million from the prior quarter, primarily as a result of decreased realized natural gas prices. Net earnings for the quarter increased by $104.1 million from the prior quarter, as decreased petroleum and natural gas sales revenue and lower gains on financial instruments were more than offset by a dilution gain of $101.0 million, lower stock-based compensation expense, lower geological and geophysical expense, higher foreign exchanges gains, and lower tax expense.

During the first quarter of 2006, petroleum and natural gas sales revenue decreased by $27.2 million from the prior quarter, primarily as a result of decreased natural gas sales volumes and decreased realized natural gas prices. Net earnings for the quarter decreased by $30.0 million from the prior quarter, as decreases in petroleum and natural gas sales revenue, decreased dilution gains, and increases in tax expense more than offset decreases in stock-based compensation expense and write-down of petroleum and natural gas properties.
During the fourth quarter of 2005, petroleum and natural gas sales revenue increased by $15.9 million from the prior quarter, primarily as a result of increased realized natural gas prices, the impact of which was partially reduced by lower natural gas sales volumes. Net earnings for the quarter increased by $106.9 million from the prior quarter, as increased petroleum and natural gas sales revenue, increased gains on financial instruments, lower stock-based compensation expense, and dilution gains more than offset higher expenses including dry hole expense, write-down of petroleum and natural gas properties, foreign exchange losses and income tax expense.
During the third quarter of 2005, petroleum and natural gas sales revenue increased by $7.4 million from the prior quarter, primarily as a result of increased realized natural gas prices. Net earnings for the quarter decreased by $82.0 million from the prior quarter as increases in petroleum and natural gas sales revenue, higher foreign exchange gains, and lower tax expense were more than offset by higher financial instruments losses, and higher expenses including royalties, stock-based compensation expense, and dry hole expense.
During the second quarter of 2005, petroleum and natural gas sales revenue decreased by $84.7 million primarily as a result of the Trilogy Spinout — see “Trilogy Spinout” above. The impact of the Trilogy Spinout on petroleum and natural gas sales was reduced because of higher realized prices for natural gas and oil and NGLs. Net earnings for the quarter increased by $58.5 million from the prior quarter as decreases in petroleum and natural gas sales and higher tax expense were more than offset by higher financial instruments gains and lower expenses including royalties, operating expenses, depletion and depreciation, and premium on exchange of US debt.
Liquidity and Capital Resources

			Change
($ millions) (4)	2006	2005	$	%

Working capital deficit(1)	84.3	70.7	13.6	19
Credit facility	85.1	105.5	(20.4)	(19)
Term loan B facility	174.8	—	174.8	N/A
US Senior Notes	248.9	248.4	0.5	—
Stock-based compensation liability(2)	0.3	4.1	(3.8)	(93)

Net debt(3)	593.4	428.7	165.0	38

Share capital	341.1	198.4	142.7	72
Retained earnings	222.7	238.4	(15.7)	(7)

Total	1,157.2	865.5	291.7	34

(1)	Includes current portion of stock-based compensation liability of $5.2 million in 2006 (2005 — $27.3 million).

(2)	Since August 2005, Paramount has generally declined optionholders’ requests for a cash payment relating to vested Paramount Options, thereby necessitating optionholders to exercise their vested Paramount Options, and to pay the aggregate exercise price of their stock options to Paramount as consideration for the issuance by Paramount of Common Shares. Paramount expects that this will continue. As a result, the stock-based compensation liability associated with Paramount Options of $27.7 million has been excluded from the computation of Net Debt at December 31, 2006 (2005 — $46.6 million).

(3)	Net debt is a non-GAAP measure. Readers are referred to the advisories concerning non-GAAP measures under the heading “Advisories” at the end of this MD&A. Net Debt includes the stock-based compensation liability associated with Holdco Options totalling $5.5 million in 2006 (2005 — $31.4 million) as Paramount has accepted optionholders’ requests for cash payments, and expects that this will continue.

(4)	Columns may not add due to rounding.

Working Capital
Paramount’s working capital position at December 31, 2006 was an $84.3 million deficit compared to a $70.7 million deficit at December 31, 2005. Included in working capital as of December 31, 2006 is a $22.8 million current asset relating to the mark-to-market value of unsettled financial instruments (December 31, 2005 — $4.6 million net current liability). The following table provides a breakdown of the fair value of financial instruments included in the consolidated balance sheet as of December 31:

($ millions)	2006	2005	% Change

Financial forward commodity contracts — asset	18.3	2.4	663
Financial forward commodity contracts — liability	—	(7.1)	100
Foreign exchange collar	4.5	—	N/A

Net financial instrument asset (liability)	22.8	(4.7)	585

The amount ultimately paid or received by Paramount on settlement of the financial instruments is dependent upon underlying crude oil prices, natural gas prices, and the Canadian dollar / United States dollar exchange rate when the contracts are settled. Between January 1, 2007 and March 16, 2007, Paramount realized gains totalling $16.0 million in connection with the above financial instruments that were outstanding as of December 31, 2006.
Paramount recorded a provision for doubtful accounts of $9.3 million in 2006, primarily related to amounts due from joint venture partners that have filed for protection under the Companies’ Creditors Arrangement Act which reduced working capital by an equivalent amount. At this time Paramount is unable to determine the amounts that will ultimately be realized from such partners.
Credit Facility
At December 31, 2006, Paramount had a $200 million committed credit facility with a syndicate of Canadian banks, $121 million after adjustments for US Senior Notes and Term Loan B Facility service costs. Total drawings under the credit facility were $85.1 million at December 31, 2006. Paramount had outstanding letters of credit totalling $20.8 million at December 31, 2006 that reduced the amount of available borrowing by Paramount. The unutilized portion of Paramount’s credit facility was $15.1 million at December 31, 2006. The weighted average interest rate on borrowings under the credit facility was approximately 5.6 percent at December 31, 2006. Paramount has requested an extension of the revolving term of the credit facility to March 2008. The lending syndicate is expected to accept such an extension and determine the amount of the borrowing base before March 29, 2007.
Term Loan B Facility
During August 2006, Paramount closed a six-year US$150 million non-revolving Term Loan B Facility (the “TLB Facility”). The full amount of the TLB Facility was drawn on closing. Net proceeds from the TLB Facility of $162.5 million were used for general corporate purposes including the repayment of debt. The TLB Facility is secured by all of the common shares of North American owned by Paramount, having an estimated market value of approximately $409.5 million as of December 31, 2006, based on the price per North American share received in respect of the most recent private placements completed by North American in late 2006.
US Senior Notes
At December 31, 2006, Paramount had approximately US $213.6 million (Cdn $248.9 million) outstanding principal amount of 8 1/2 percent US Senior Notes due 2013 (the “US Senior Notes”). The US Senior Notes are secured by 12.8 million Trilogy trust units owned by Paramount, having a market value of approximately $145.3 million as of

December 31, 2006, estimated using the closing price for Trilogy trust units on the Toronto Stock Exchange on December 29, 2006. These Trilogy trust units are reflected in Long-term investments and other assets in Paramount’s Consolidated Balance Sheet, and when combined with the other 2.8 million Trilogy trust units held by Paramount relating to its obligations under Holdco Options, have a carrying value of $65.0 million at December 31, 2006 on Paramount’s Consolidated Balance Sheet.
Share Capital
During 2006, Paramount issued an aggregate 3.2 million Common Shares for gross proceeds of $123.7 million through private placements which closed during March and November. A total of 2.6 million of the Common Shares issued under the private placements were issued on a flow-through basis. Proceeds from these offerings were used to fund Paramount’s capital expenditure program and for general corporate purposes.
During 2006, Paramount issued an aggregate 0.9 million Common Shares in connection with the exercise of stock options. Paramount received aggregate cash proceeds of $5.0 million in connection with the exercise of such stock options.
At March 16, 2007, Paramount had 70.9 million Common Shares outstanding. At March 16, 2007 there were 5.2 million Paramount Stock Options (with each entitling the holder to acquire one Common Share) outstanding (0.4 million exercisable) and 0.7 million Holdco options (which do not entitle the holder to any securities of Paramount) outstanding (0.3 million exercisable).
Stock-Based Compensation Liability
Paramount has an Employee Incentive Stock Option plan as disclosed in Note 9 to the Consolidated Financial Statements.
Under the terms of the Trilogy Spinout, and in order to preserve but not enhance the economic benefit to the optionholders of their Paramount Options, on April 1, 2005 each outstanding Paramount Option was replaced with one new option and one Holdco option. Holdco options derive their value from changes in Trilogy’s unit price and distributions paid by Trilogy. At December 31, 2006, the stock based compensation liability associated with Paramount’s stock options was $27.7 million and the stock based compensation liability associated with Holdco options was $5.5 million.
Holders of stock options and Holdco options may exercise their vested options or request a cash payment for the surrender of their options. Paramount may choose to decline optionholders’ requests for a cash payment in respect of stock options and therefore require the optionholder to exercise their vested options for cash and acquire Common Shares. For exercises of stock options, Paramount has generally declined optionholders’ requests for a cash payment since August 2005 and has therefore required optionholders to exercise their vested options and acquire Common Shares. Paramount expects that this will continue.
For exercises of Holdco options cash payments are made by Paramount.

Contractual Obligations
Paramount has the following contractual obligations as at December 31, 2006:

	Recognized
	in financial	Less
($ millions)	statements	than 1 Year	1 — 3 years	4 — 5 years	After 5 years	Total

US Senior Notes (1)	Yes	21.2	42.3	42.3	280.7	386.5
Credit facility (2)	Yes	4.8	86.3	—	—	91.1
Term Loan B Facility(3)	Yes	17.3	34.5	34.5	186.3	272.6
Stock-based compensation liability (4)	Yes — Partially	29.9	14.0	—	—	43.9
Asset retirement obligations(5)	Yes — Partially	1.0	2.0	2.0	182.8	187.8
Pipeline transportation commitments(6)	No	16.9	20.2	15.7	49.7	102.5
Capital spending commitment	No	69.8	114.9	0.1	—	184.8
Leases	No	4.2	4.6	3.5	2.7	15.0

Total (7)		165.1	318.8	98.1	702.2	1,284.2

(1)	The amounts payable within the next five years represent the estimated annual interest payment on the US Senior Notes. The amount payable for the US Senior Notes after five years also includes interest thereon totalling $31.7 million (US$27.2 million).

(2)	Advances bear floating rate interest based on the Banker’s Acceptance rate, Canadian Prime rate, LIBOR or the US Base rate. Paramount has discretion with respect to the basis upon which interest rates are set. As at December 31, 2006 the weighted average interest rate on the bank credit facility was approximately 5.6% and the principle outstanding was $85.1 million. The principle outstanding and period ending interest rate have been assumed for interest calculations in future periods.

(3)	Borrowings bear floating rate interest based on LIBOR, the US Federal Funds rate or the Base Rate set by the Administrative Agent. Paramount has discretion with respect to the basis upon which interest rates are set. As at December 31, 2006 the interest rate on the facility was 9.9%. This rate has been assumed for interest calculations in future periods. The amount payable for the Term Loan B Facility after five years also includes interest thereon totalling $11.5 million (US$9.9 million).

(4)	The liability for stock-based compensation includes the full intrinsic value of vested and unvested options as at December 31, 2006.

(5)	Asset retirement obligations represent management’s estimate of the undiscounted cost of future dismantlement, site restoration and abandonment obligations based on engineering estimates and in accordance with existing legislation and industry practices.

(6)	Certain of the pipeline transportation commitments are secured by outstanding letters of credit totalling $3.8 million at December 31, 2006.

(7)	In addition to the above, Paramount has minimum volume commitments to gas transportation service providers under agreements expiring in various years the latest of which is 2023.
(a) Contingencies
Paramount is party to various legal claims associated with the ordinary conduct of business. Paramount does not anticipate that these claims will have a material impact on its financial position.
Paramount indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to Paramount to the extent permitted by law. Paramount has acquired and maintains liability insurance for its directors and officers.
The operations of Paramount are complex, and related tax and royalty legislation and regulations, and government interpretation and administration thereof, in the various jurisdictions in which Paramount operates are continually changing. As a result, there are usually some tax and royalty matters under review by relevant government authorities.
All tax filings are subject to subsequent government audit and potential reassessments. Accordingly, the finally determined income tax liability may differ materially from amounts estimated and recorded.
Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been provided for in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments for a significant portion of its past Northwest Territories royalty filings with the Government of Canada. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of future audits and/or assessments by the Government of Canada of Paramount’s Northwest Territories crown royalty filings. Additional amounts could become payable and the impact on the consolidated financial statements could be material.
(b) Commitments
During 2006, Paramount entered into an area wide farm-in agreement (the “Farm-in Agreement”) respecting certain Mackenzie Delta, Northwest Territories exploratory properties (the “Farm-in Properties”). Under the Farm-in Agreement:
•	A 50 percent interest in the Farm-in Properties can be earned by drilling 11 wells within a four year period and making certain continuation payments, the aggregate of which is expected to range between $11 million and $21 million;

•	Approximately $50 million of 3D seismic must be shot;

•	If all of the drilling commitments under the Farm-in Agreement are satisfied, a 50 percent interest in three discoveries previously made in the Mackenzie Delta by the counterparties to the Farm-in Agreement will also be earned; and

•	Five test wells must be drilled; two wells during the 2006 — 2007 drilling season, and three wells during the 2007 — 2008 drilling season, which are estimated by the assignee of the Farm-in Agreement (see below) to cost approximately $95 million in the aggregate. Once five exploratory wells have been drilled (which includes any of the test wells which are exploratory wells), the farmee may elect to stop further drilling and earn a reduced interest in the farm-in lands. In such event, the farmee would remain responsible for the aforementioned seismic commitment and continuation payments. To December 31, 2006, Paramount has incurred approximately $5.5 million associated with commitments under the Farm-in Agreement.
On January 12, 2007, Paramount assigned all of its rights and obligations under the Farm-in Agreement to MGM Energy Corp. (“MGM Energy”), a new publicly traded company, under the MGM Spinout (see Note 15 — Subsequent Events). Notwithstanding such assignment, Paramount continues to be jointly and severally liable for the obligations of MGM Energy under the Farm-in Agreement to the extent such obligations are not satisfied by MGM Energy. MGM Energy is obligated to satisfy all of the obligations of Paramount under the Farm-in Agreement and to take whatever steps are necessary to raise sufficient funds to meet such obligations. If MGM Energy is unable to satisfy its obligations under the Farm-in Agreement and Paramount is thereby required to satisfy such obligations, MGM Energy is obligated to repay to Paramount, on a demand basis, all amounts expended by Paramount to satisfy such obligations. Any amount owing to Paramount will bear interest at a rate equal to Paramount’s cost of capital at the time of expenditure, plus one percent, and will be secured by a charge over all of MGM Energy’s assets.
Paramount has commitments with two oilfield service companies to provide drilling services to Paramount on a “take-or-pay” basis. The total estimated minimum commitment associated with these drilling rig contracts is approximately $9.7 million over a period of two years.
During 2006 Paramount entered into a third party contract to use up to 16.3 MMcf/d of gas processing plant capacity for a fixed fee. Under the contract, Paramount has a use-or-pay obligation for 10.6 MMcf/d capacity, 10.6 MMcf/d net.

Funding of Working Capital Deficit and 2007 Capital Program
Paramount’s 2007 capital budget for exploration, development and production is estimated to be approximately $300 million, excluding land and acquisitions (the “2007 Budget”). The 2007 Budget is expected to exceed Paramount’s estimated funds flow from operations for 2007. Paramount anticipates that its 2007 Budget will be funded from a variety of sources including cash flows from operations, borrowing under its credit facility, and through other sources which may include incurring additional debt, disposing of non-core assets, and issuing additional equity. Paramount can also defer certain of its projected capital expenditures.
Related Party Transactions
(a) Trilogy Energy Trust
At December 31, 2006, Paramount held approximately 15.0 million trust units of Trilogy representing 16.2 percent of the issued and outstanding trust units of Trilogy at such time. In addition to the Trilogy trust units held by Paramount, Trilogy and Paramount have certain common members of management and directors. The following transactions have been recorded at the exchange amounts:
•	Paramount provided certain operational, administrative, and other services to Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy, pursuant to a services agreement between Paramount and Trilogy dated April 1, 2005 (the “Services Agreement”). The Services Agreement had an initial term ending March 31, 2006, was renewed on the same terms and conditions until March 31, 2007 and is expected to be renewed on the same terms and conditions to March 31, 2008. Under the Services Agreement, Paramount is reimbursed for all reasonable costs (including expenses of a general and administrative nature) incurred by Paramount in providing the services. The reimbursement of expenses is not intended to provide Paramount with any financial gain or loss. For the year ended December 31, 2006 the amount of costs subject to reimbursement under the services Agreement totalled $1.9 million (2005 — $4.2 million) which has been reflected as a reduction in Paramount’s general and administrative expense.

•	As a result of the Trilogy Spinout, certain employees and officers of Trilogy hold Paramount stock options and Holdco options. The stock-based compensation expense relating to these options for the year ended December 31, 2006 totalled $0.7 million (2005 — $4.4 million), of which $0.4 million was charged to stock based compensation expense and $0.3 million was recognized in equity in net earnings of Trilogy (2005 — $3.6 million and $0.8 million, respectively.)

•	Paramount recorded distributions from Trilogy totalling $37.3 million in 2006 (2005 (9 Months) — $35.3 million). Distributions receivable of $2.4 million (2005 — $12.0 million) relating to distributions declared by Trilogy in December 2006 were accrued at December 31, 2006 and received in January 2007.

•	In connection with the Trilogy Spinout in 2005, and in order to market Trilogy’s natural gas production, Paramount and Trilogy Energy LP, entered a Call on Production Agreement which provided Paramount the right to purchase all or any portion of Trilogy Energy LP’s available gas production at a price no less favourable than the price that Paramount Resources received on the resale of the natural gas to a gas marketing limited partnership (see “Gas Marketing Limited Partnership” — below). Trilogy Energy LP is a limited partnership which is indirectly wholly-owned by Trilogy.

•	For the year ended December 31, 2005, Paramount purchased 8.5 million GJ of natural gas from Trilogy Energy LP for approximately $70.3 million under the Call on Production Agreement for sale to the gas marketing limited partnership (see below). The price that Paramount paid Trilogy Energy LP for the natural gas was the same that Paramount Resources received on the resale of the natural gas to the related party gas marketing limited partnership. As a result, such amounts were netted for financial statement presentation purposes and no revenues or expenses have been reflected in the Consolidated Financial Statements related to these activities.
•	During the course of the year, Paramount also had other transactions in the normal course of business with Trilogy.

•	At December 31 2006, Paramount owed Trilogy $1.5 million (2005 — $6.4 million), excluding distributions receivable from Trilogy.
(b) Drilling Company
During the second quarter of 2006, Paramount and a private company controlled by Paramount’s Chairman and Chief Executive Officer (the “Private Company”) formed a company in the United States (“Drillco”) to supply drilling services to a United States subsidiary of Paramount. On formation, Paramount owned 50 percent of Drillco. Drillco was consolidated into Paramount’s financial statements as a variable interest entity. Drillco has entered into a contract for the purchase of two drilling rigs. In connection with the purchase of the drilling rigs, the Private Company extended demand loans to Drillco having an aggregate principal amount of $11.3 million (US$9.9 million) and bearing interest at a US bank’s prime interest rate plus 0.5 percent.
During the fourth quarter of 2006, Paramount purchased all of the interests in Drillco held by the Private Company for cash consideration of US$1,000.000, and repaid the aggregate principal of the demand loans advanced by the Private Company of $11.3 million and accrued interest thereon of $0.5 million. As of December 31, 2006 Drillco is a wholly-owned subsidiary of Paramount.
(c) Gas Marketing Limited Partnership
In March 2005, Paramount acquired an indirect 30 percent interest (25 percent net of non-controlling interest) in a Gas Marketing Limited Partnership (“Gas LP”) for $7.5 million. In connection with this acquisition, Paramount agreed to make available for delivery an average of 150,000 GJ/d of natural gas over a five year term, to be marketed on Paramount’s behalf by the Gas LP with the expectation that prices received for such gas would be at or above market. The Gas LP commenced operations that month.
During 2005, Paramount sold 10,380,998 GJ of its natural gas production to the Gas LP for $83.3 million. The proceeds of such sales have been reflected in petroleum and natural gas sales revenue. In addition, Paramount sold 8,490,542 GJ of natural gas purchased from Trilogy (see above) to the Gas LP for $70.3 million. These transactions have been recorded at the exchange amounts.
Because of market conditions, including the significant volatility of natural gas prices in the fall of 2005 and the resulting margin requirements, the partners of the Gas LP resolved to cease commercial operations in November 2005 and to dissolve the partnership in due course. In connection with such planned dissolution, Paramount recognized a before tax provision for impairment of $1.1 million in 2005. In 2006 Paramount realized a return of capital of $4.9 million on its initial investment.
(d) Private Oil and Gas Company
At December 31, 2006, Paramount held 2.7 million shares (2005 — 2.7 million shares) of a Privateco, representing 24.8 percent of the issued and outstanding share capital of the company at such time. A member of Paramount’s management is a member of the board of directors of Privateco by virtue of such shareholdings. During 2005, Paramount received dividends and a return-of-capital distribution from Privateco (the “Distributions”). The

Distributions were paid in the form of common shares of a Toronto Stock Exchange listed oil and gas company. The value of such shares received by Paramount was $5.7 million, based on the market price of the shares on the date of the Distributions. The Distributions reduced the carrying value of Paramount’s investment in the Privateco in the Consolidated Financial Statements.
(e) Other
Drillco has entered into a contract with a company (the “Supplier”) for the construction of two drilling rigs under a cost-plus fee arrangement. An individual who is a part-owner of the Supplier is also a director of another company affiliated with Paramount. Costs to construct the two drilling rigs are estimated at US$17.4 million, including a US$2.0 million fee due and payable to the Supplier upon delivery. In addition to the estimated cost of materials and construction, other incremental costs required to complete, deliver and prepare the rigs for full operation are estimated at approximately US$6.9 million.
During 2006, two officers and a director of Paramount participated in private equity placements undertaken by North American; purchasing an aggregate 156,667 shares of North American for $1.9 million.
During 2006 Paramount’s Chairman and Chief Executive Officer purchased Common Shares of Paramount as more fully described in Note 8 — Share Capital. In addition to the CEO, certain other employees, officers, and directors of Paramount purchased an aggregate 69,100 flow-through Common Shares issued by Paramount for gross proceeds of $2.5 million.
During 2005, certain directors, officers, and employees purchased an aggregate 0.9 million flow through shares issued by Paramount for gross proceeds to Paramount of $21.1 million.
Significant Equity Investees
The following table summarizes the assets, liabilities and results of operations of Paramount’s significant equity investees. The amounts summarized in the table below are provided to comply with applicable securities laws and have been derived directly from the investees’ financial statements as at and for the years ended December 31, 2006 and 2005. Amounts summarized do not incorporate adjustments that Paramount makes in applying the equity basis of accounting for such investments. As a result, readers are cautioned that amounts included in the table below cannot be used to directly recompute Paramount’s equity income and net investment respecting such investees.

	Trilogy		North American
($ millions)	2006	2005	2006	2005

Current assets	$90.0	$86.2	$249.6	$24.5
Long term assets	994.4	691.7	642.3	102.8
Current liabilities	149.3	161.5	45.3	26.1
Long term liabilities	414.2	154.0	78.4	8.9
Equity	520.9	462.4	768.0	92.3

Revenue	417.1	357.8	5.9	0.2
Operating expenses	89.9	68.1	—	—
General and administrative expenses	8.1	22.7	9.8	2.1
Other expenses	178.2	180.5	7.5	1.3

Net Income, year ended December 31	140.9	86.5	(11.4)	(3.2)

Funds flow from operations, year ended December 31	$262.5	$254.8	$(7.1)	$(2.2)

Paramount’s proportionate interest (1) in equity investee at December 31	16.2%	17.7%	34.0%	0.0%

(1)	Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the equity investees’ assets or revenue nor does Paramount have any direct or indirect obligation in respect of or liability for the equity investees’ expenses or obligations. The company is a securityholder of Trilogy and North American, just like any other securityholder of Trilogy and North American, and, accordingly, the value of the company’s investment in Trilogy and North American is based on the value of Trilogy and North American securities held.

Trilogy had 2.3 million trust unit options outstanding (0.1 million exercisable) at December 31, 2006 at exercise prices ranging from $10.72 to $23.95 per unit. If all such outstanding trust unit options were exercised, Paramount’s proportionate interest in Trilogy would be reduced to 15.9%.
At December 31, 2006, North American had an outstanding convertible debenture that, if exercised, would increase the outstanding shares of North American by 2.1 million shares. In addition, North American had 3.6 million stock options outstanding (1.0 million exercisable) at December 31, 2006 at exercise prices ranging from $3.00 to $12.00 per share. There were also 3.3 million performance warrants outstanding (3.3 million exercisable) at December 31, 2006 at exercise prices ranging from $3.00 to $7.50 per share. If the convertible debenture, all outstanding stock options, and all outstanding performance warrants were exercised, Paramount’s proportionate interest in North American would be reduced to 31.2%.
Subsequent Events
On January 12, 2007, Paramount completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta), resulting in the creation of MGM Energy Corp. (“MGM Energy”) as a new publicly-traded corporation (the “MGM Spinout”).
Through the MGM Spinout:
•	Paramount received a demand promissory note in the principal amount of $12.0 million and 18.2 million voting class A preferred shares of MGM Energy, which shares were subsequently converted into MGM Energy voting common shares on a share-for-share basis;

•	Paramount’s shareholders received an aggregate approximate of 2.8 million voting common shares of MGM Energy and approximately 14.2 million warrant units, with each warrant unit consisting of one MGM Energy short term warrant and one MGM Energy longer term warrant; and

•	MGM Energy became the owner of (i) rights under the Farm-in Agreement; (ii) oil and gas properties in the Colville Lake / Sahtu area of the Mackenzie Delta, Northwest Territories; and (iii) an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories, all of such property formerly being owned by Paramount (all such assets collectively referred to as the “MGM Energy Assets”).
Each MGM Energy short term warrant entitled the holder thereof to acquire, at the holder’s option either (i) one MGM Energy common share at a price of $5.00; or (ii) one MGM Energy flow-through common share at a price of $6.25 and was exercisable until February 16, 2007. A total of approximately 7.9 million MGM Energy short term warrants were exercised for MGM Energy common shares and approximately 5.9 million MGM Energy short term warrants were exercised for MGM Energy flow-through common shares for aggregate gross proceeds to MGM Energy of approximately $76.5 million. As a result, Paramount’s 18.2 million voting class A preferred shares of MGM Energy were converted into 18.2 million voting common shares of MGM Energy.
As a result of the exercise of the MGM Energy short term warrants and the subsequent private placement to certain directors of MGM Energy, 14.2 million longer term warrants are outstanding. Each MGM Energy longer-term warrant entitles the holder thereof to acquire, at the holder’s option either: (i) one MGM Energy common share at a price of $6.00; or (ii) one MGM Energy flow-through common share at a price of $7.50. The MGM Energy longer term warrants expire on September 30, 2007.
Paramount’s transfer of the MGM Energy Assets to MGM Energy under the MGM Spinout did not result in a substantive change in ownership of the MGM Energy Assets under GAAP. Therefore, the transaction is expected to be accounted for using the carrying value of the net assets transferred and is not expected to give rise to a gain or loss in the consolidated financial statements of Paramount.
Following completion of the MGM Spinout, the exercise of short-term warrants by warrant holders, the private placement to certain of MGM Energy’s directors and the conversion of Paramount’s preferred shares into common shares; Paramount owns 51.7 percent of the voting common shares of MGM Energy, making MGM Energy a subsidiary of Paramount. Since MGM Energy is a subsidiary of Paramount, MGM Energy’s financial position and results of operations and cash flows must be consolidated with Paramount’s.
Subsequent to December 31, 2006, Paramount entered into the following derivative financial instruments:

	Amount	Price	Term

Purchase Contracts
NYMEX Fixed Price	10,000 MMBtu/d	US$7.70 MMBtu	March 2007
NYMEX Fixed Price	10,000 MMBtu/d	US$7.69 MMBtu	March 2007
In February 2007, Paramount settled its outstanding costless foreign exchange collar for gross proceeds of $4.9 million and entered into a new costless foreign exchange collar for settlement on August 20, 2007. The floor price of the foreign exchange collar is CDN $1.1900/US$1, and the ceiling price is CDN $1.1415/US$1 based on an underlying amount of US$150 million.
Sensitivity Analysis
Paramount’s results are affected by external market factors, such as fluctuations in the price of crude oil and natural gas, foreign exchange rates, and interest rates. The following table provides projected estimates for 2007 of the sensitivity of Paramount’s 2007 funds flow from operations to changes in commodity prices, the Canadian/US dollar exchange rate and interest rates:

Funds Flow Effect
Sensitivity (1)(2)	($ millions)

$0.25/Mcf increase in AECO gas price	7.3
US$1.00/Bbl increase in the WTI oil price	1.1
$0.01 increase in the Canadian/US dollar exchange rate	0.8
1 percent decrease in prime rate of interest	0.9

(1)	Includes the impact of financial hedge contracts existing at December 31, 2006.

(2)	Based on forward curve commodity prices and forward curve estimates dated December 31, 2006.

The following assumptions were used in the sensitivity (above):

2007 Average Production
Natural gas	96 MMcf/d
Crude oil/liquids	5,000 Bbl/d

2007 Average Prices
Natural gas	$6.71/Mcf
Crude oil (WTI)	US$	59.76/Bbl

2007 Exchange Rate (C$/US$)		$1.17

Cash taxes	None

Risks and Uncertainties
Companies involved in the exploration for and production of oil and natural gas face a number of risks and uncertainties inherent in the industry. Paramount’s performance is influenced by commodity prices, transportation and marketing constraints and government regulation and taxation.
Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.
Stability in natural gas pricing is available through the use of short and long-term contract arrangements. Paramount utilizes a combination of these types of contracts, as well as spot markets, in its natural gas pricing strategy. As the majority of Paramount’s natural gas sales are priced to US markets, the Canada/US exchange rate can strongly affect revenue.
Oil prices are influenced by global supply and demand conditions as well as by worldwide political events. As the price of oil in Canada is based on a US benchmark price, variations in the Canada/US exchange rate further affect the price received by Paramount for its oil.
Paramount’s access to oil and natural gas sales markets is restricted, at times, by pipeline capacity. In addition, it is also affected by the proximity of pipelines and availability of processing equipment. Paramount attempts to control as much of its marketing and transportation activities as possible in order to minimize any negative impact from these external factors.
The oil and gas industry is subject to extensive controls, royalties, regulatory policies and income taxes imposed by the various levels of government. These controls and policies, as well as income tax laws and regulations, are amended from time to time. Paramount has no control over government intervention or taxation levels in the oil and gas industry; however, it operates in a manner intended to ensure that it is in compliance with regulations and is able to respond to changes as they occur.
Paramount’s operations are subject to the risks normally associated with the oil and gas industry including hazards such as unusual or unexpected geological formations, high reservoir pressures and other conditions involved in drilling and operating wells. Paramount attempts to minimize these risks using prudent safety programs and risk management, including insurance coverage against potential losses.
Paramount recognizes that the industry is faced with an increasing awareness with respect to the environmental impact of oil and gas operations. Paramount has reviewed the environmental risks to which it is exposed and has determined that there is no current material impact on Paramount’s operations; however, the cost of complying with environmental regulations is increasing. Paramount intends to ensure continued compliance with environmental legislation.
For a description of the principal risks relating to Paramount and its business, please refer to Paramount’s 2006 annual information form under the heading “Risk Factors.”
Critical Accounting Estimates
The preparation of the Consolidated Financial Statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Paramount bases its estimates on historical experience and various other factors that are believed by management to be reasonable under the circumstances. Actual results could differ from these estimates.
The following is a discussion of the accounting estimates that are considered critical.
Successful Efforts Accounting
Paramount follows the successful efforts method of accounting for its petroleum and natural gas operations. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Costs of drilling exploratory wells are initially capitalized pending evaluation as to whether proved reserves have been found. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole costs. If economically recoverable reserves are found, such costs are depleted on a unit-of-production basis. The determination of whether economically recoverable quantities of reserves are found is dependent upon, among other things, the results of planned additional wells and the cost of required capital expenditures to produce the reserves found.
The application of the successful efforts method of accounting requires the use of judgment to determine, among other things, the designation of wells as development or exploratory, and whether exploratory wells have discovered economically recoverable quantities of proved reserves. The results of a drilling operation can take considerable time to analyze, and the determination that proved reserves have been discovered requires both judgment and application of industry experience. The evaluation of petroleum and natural gas leasehold acquisition costs requires management’s judgment to evaluate the fair value of exploratory costs related to drilling activity in a given area. Ultimately, these determinations affect the timing of deduction of accumulated costs and whether such costs are capitalized and amortized on a unit-of-production basis or are charged to earnings as dry hole expense.
Reserve Estimates
Estimates of Paramount’s reserves are prepared in accordance with the Canadian standards set out in the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101. Reserve engineering is a subjective process of estimating underground accumulations of petroleum and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserves estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.
In 2006, 100 percent of Paramount’s reserves were evaluated by qualified independent reserves evaluators. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions, all of which may differ from actual results, reserves estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.
The present value of future net revenues should not be assumed to be the current market value of Paramount’s estimated reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations.
The estimates of reserves impact (i) Paramount’s assessment of whether or not an exploratory well has found economically producible reserves, (ii) Paramount’s unit-of-production depletion rates; and (iii) Paramount’s assessment of impairment of oil and gas properties. If reserves estimates decline, the rate at which Paramount records depletion expense increases, reducing net earnings. In addition, changes in reserves estimates may impact the outcome of Paramount’s assessment of its petroleum and natural gas properties for impairment.
Impairment of Petroleum and Natural Gas Properties
Paramount reviews its proved properties for impairment annually, or as economic events dictate, on a field basis. For each field, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of those properties may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is calculated as the present value of the estimated expected future cash flows from proved and probable petroleum and natural gas reserves, as estimated by Paramount’s independent reserves evaluators on the balance sheet date. Reserve estimates, as well as estimates for petroleum and natural gas prices, royalties and production costs; may change and there can be no assurance that impairment provisions will not be required in the future.
Unproved leasehold costs and exploratory drilling in progress are capitalized and reviewed periodically for impairment. Costs related to impaired prospects or unsuccessful exploratory drilling are charged to earnings. Acquisition costs for leases that are not individually significant are charged to earnings as the related leases expire. Further impairment expense could result if petroleum and natural gas prices decline in the future or if negative reserves revisions are recorded, as it may be no longer economic to develop certain unproved properties. Management’s assessment of, among other things, the results of exploration activities, commodity price outlooks and planned future development and sales, impacts the amount and timing of impairment provisions.
Asset Retirement Obligations
Paramount recognizes the fair value of an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of the fair value can be made. The fair value of the asset retirement obligations are capitalized as part of the cost of the related long-lived asset and depreciated on the same basis as the underlying asset. The accumulated asset retirement obligation is adjusted for the passage of time, which is recognized in depletion, depreciation and accretion expense in the consolidated statement of earnings, and for revisions in either the timing or the amount of the original estimated cash flows associated with the liability.
Upon retirement of its oil and gas assets, Paramount anticipates incurring substantial costs associated with abandonment and reclamation activities. Estimates of the associated costs are subject to uncertainty associated with the method, timing, and extent of future retirement activities. Accordingly, the annual expense associated with future abandonment and reclamation activities is impacted by changes in the estimates of the expected costs, reserves. The total undiscounted abandonment liability is currently estimated at $187.8 million, which is based on management’s estimate of costs and in accordance with existing legislation and industry practice.
Purchase Price Allocations
The costs of corporate and asset acquisitions are allocated to the acquired assets and liabilities based on their fair value at the time of acquisition. The determination of fair value requires management to make assumptions and estimates regarding future events. The allocation process is inherently subjective and impacts the amount assigned to individually identifiable assets and liabilities. As a result, the purchase price allocation impacts Paramount’s reported assets and liabilities and future net earnings due to the impact on future depletion and depreciation expense and impairment tests.
Income Taxes and Royalty Matters
The operations of Paramount are complex, and related tax and royalty legislation and regulations, and government interpretation and administration thereof, in the various jurisdictions in which Paramount operates are continually changing. As a result, there are usually some tax and royalty matters under review by relevant government authorities.
All tax filings are subject to subsequent government audit and potential reassessments. Accordingly, the finally determined income tax liability may differ materially from amounts estimated and recorded.
Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been provided for in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments for a significant portion of its past Northwest Territories royalty filings with the Government of Canada. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of future audits and/or assessments by the Government of Canada of Paramount’s Northwest Territories Crown royalty filings. Additional amounts could become payable and the impact on the consolidated financial statements, including net earnings, working capital, and cash flow from operations, may be material.

Recent Accounting Pronouncements
Financial Instruments, Other Comprehensive Income and Equity
As of January 1, 2007, Paramount will be required to adopt the following sections of the CICA Handbook: Section 1530 — Comprehensive Income; Section 3251 — Equity; Section 3855 — Financial Instruments — Recognition and Measurement, and Section 3865 — Hedges.
New Section 3855 sets out comprehensive requirements for recognition and measurement of financial instruments. Under this standard, an entity would recognize a financial asset or liability only when the entity becomes a party to the contractual provisions of the financial instrument. Financial assets and financial liabilities would, with certain exceptions, be initially measured at fair value. After initial recognition, the measurement of financial assets would vary depending on the category of the asset: financial assets held for trading (at fair value with the unrealized gains and losses on assets recorded in income), held-to-maturity investments (at amortized cost), loans and receivables (at amortized cost), and available-for-sale financial assets (at fair value with the unrealized gains and losses on assets recorded in comprehensive income). Financial liabilities held for trading would be subsequently measured at fair value while all other financial liabilities would be subsequently measured at amortized cost using the effective interest method.
In conjunction with the new standard on financial instruments as discussed above, CICA Handbook Section 1530 (Comprehensive Income) has also been issued. A statement of comprehensive income would be included in a full set of financial statements for both interim and annual periods under this new standard. Comprehensive income is defined as the change in equity (net assets) of an enterprise during a period from transactions and other events and circumstances from non-owner sources. The new statement would present net income and each component to be recognized in other comprehensive income. Likewise, the CICA has issued Handbook Section 3251 (Equity) which requires the separate presentation of: the components of equity (retained earnings, accumulated other comprehensive income, the total of retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves); and the changes in equity arising from each of these components of equity.
Paramount expects to complete its review of the impact of these standards on its consolidated financial statements during the first quarter of 2007.
Accounting Changes
As of January 1, 2007, Paramount will be required to adopt revised Section 1506 — Accounting Changes of the CICA Handbook. Under revised Section 1506, changes in accounting policy are made only when required by a primary source of GAAP or the change results in more reliable and relevant information. The revised standard also clarifies that changes in accounting policy should be applied retroactively, unless otherwise permitted or when impractical to do so. Finally, the standard requires expanded disclosures concerning the effect of changes in accounting policies, estimates and corrections of errors, as wells as disclosures of new primary sources of GAAP that have been issued but have not yet come into effect and have not yet been adopted. Paramount does not expect application of this revised standard to have a material impact on its Consolidated Financial Statements.
Financial Instruments — Disclosures and Presentation
As of January 1, 2008, Paramount will be required to adopt the following sections of the CICA Handbook: Section 3862 — Financial Instruments — Disclosures, and Section 3863 — Financial Instruments — Presentation that will replace section 3861 — Financial Instruments — Disclosure and Presentation. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and Paramount is assessing the impact on its Consolidated Financial Statements.

Capital Disclosures
As of January 1, 2008, Paramount will be required to adopt new Section 1535 — Capital Disclosures. Under new section 1535, companies are required to disclose their objectives, policies and procedures for managing capital, as well as whether externally imposed capital requirements have been complied with. Section 1535 was issued in December 2006 and Paramount is assessing the impact on its Consolidated Financial Statements.
Disclosure Controls and Procedures
Management has assessed the effectiveness of Paramount’s disclosure controls and procedures as at December 31, 2006, and has concluded that such disclosure controls and procedures were effective as at that date.
Advisories
Forward-looking Statements and Estimates
Certain statements included in this document constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as “anticipate”, “assume”, “based”, “believe”, “can”, “continue”, “depend”, “estimate”, “expect”, “forecast”, “if”, “intend”, “may”, “plan”, “project”, “propose”, “result”, “upon”, “will”, “within” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include but are not limited to estimates of future capital expenditures, business strategy and objectives, available tax pools, exploration, development and production plans and the timing thereof, operating and other costs, extension of Paramount’s Senior Credit Facility, expectations of the timing and quantum of future cash income taxes, expectations as to how Paramount’s working capital deficit and planned 2007 capital program will be funded and sensitivities to Paramount’s funds flow from changes in commodity prices, future exchange rates and rates of interest, estimated quantities and net present value of oil sands resources, the anticipated timing for seeking regulatory approvals, expectations of growth in production reserves, undeveloped land and timing thereof, and expectations that MGM Energy Corp. will be a publicly listed company and the spin-out transaction contemplated will be completed.
Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this MD&A, assumptions have been made regarding, among other things:
•	the ability of Paramount to obtain required capital to finance its exploration, development and operations;

•	the ability of Paramount to obtain equipment, services and supplies in a timely manner to carry out its activities;

•	the ability of Paramount to market its oil and natural gas successfully to current and new customers;

•	the timing and costs of pipeline and storage facility construction and expansion and the ability of Paramount to secure adequate product transportation;

•	the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

•	the timely receipt of required regulatory approvals;

•	currency, exchange and interest rates; and

•	future oil and gas prices.
Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to:
•	the ability of Paramount’s management to execute its business plan;

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

•	the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•	risks and uncertainties involving the geology of oil and gas deposits;

•	risks inherent in Paramount’s marketing operations, including credit risk;

•	the uncertainty of reserves estimates and reserves life;

•	the uncertainty of resource estimates and resource life;

•	the value and liquidity of Paramount’s equity investments and the returns on such equity investments;

•	the uncertainty of estimates and projections relating to exploration and development costs and expenses;

•	the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;

•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•	Paramount’s ability to enter into or renew leases;

•	health, safety and environmental risks;

•	Paramount’s ability to secure adequate product transportation;

•	imprecision in estimates of product sales and the anticipated revenues from such sales;

•	the ability of Paramount to add production and reserves through development and exploration activities;

•	weather conditions;

•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

•	uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;

•	changes in taxation laws and regulations and the interpretation thereof;

•	changes in environmental and other regulations and the interpretation thereof;

•	the cost of future abandonment activities and site restoration;

•	the ability to obtain necessary regulatory approvals;

•	risks associated with existing and potential future law suits and regulatory actions against Paramount;

•	uncertainty regarding aboriginal land claims and co-existing with local populations;

•	loss of the services of any of Paramount’s executive officers or key employees;

•	the ability of Paramount to extend its senior credit facility on an ongoing basis;

•	the requirement to fulfill obligations not fulfilled by MGM Energy Corp. under the farm-in agreement assigned to MGM Energy Corp. in connection with Paramount’s spinout of MGM Energy Corp.;

•	the impact of market competition;

•	general economic and business conditions; and

•	other risks and uncertainties described elsewhere in this annual information form or in Paramount’s other filings with Canadian securities authorities and the United States Securities and Exchange Commission.
The forward-looking statements or information contained in this document are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.
Non-GAAP Measures
In this document, Paramount uses the term “funds flow from operations”, “funds flow from operations per share — basic”, “funds flow from operations per share — diluted”, “operating netback”, “funds flow netback per Boe” and “net debt”, collectively the “Non-GAAP measures”, as indicators of Paramount’s financial performance. The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers.
“Funds flow from operations” is commonly used in the oil and gas industry to assist management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations, and refers to cash flows from operating activities before net changes in operating working capital. “Funds flow from operations” includes distributions and dividends received on securities held by Paramount. The most directly comparable measure to “funds flow from operations” calculated in accordance with GAAP is cash flows from operating activities. “Funds flow from operations” can be reconciled to cash flows from operating activities by adding (deducting) the net change in operating working capital as shown in the consolidated statements of cash flows. “Funds flow netback per Boe” is calculated by dividing “funds flow from operations” by the total sales volume in Boe for the relevant period. “Operating netback” equals petroleum and natural gas sales less royalties, operating costs and transportation. “Net debt” is calculated as current liabilities minus current assets plus long-term debt and stock-based compensation liability associated with Holdco Options. Management of Paramount believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.
Investors are cautioned that the Non-GAAP Measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.
Barrels of Oil Equivalent Conversions
This document contains disclosure expressed as “Boe”, “Boe/d”, “Mcf”, “MMcf/d”, “Bbl”, and “Bbl/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.